__________

SHARE PURCHASE AGREEMENT

Among:

ELECTRAMECCANICA VEHICLES CORP.

And:

HENRY R. REISNER

And:

EDWARD ANDREW REISNER

And:

EVELYN DOROTHY REISNER

And respecting the Purchase of:

INTERMECCANICA INTERNATIONAL INC.

Dated October 18, 2017

Electrameccanica Vehicles Corp.
Unit 102, East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

__________

TABLE OF CONTENTS

Description	Page number
RECITALS:		2
ARTICLE 1 INTERPRETATION		2
Section 1.1	Definitions	2
Section 1.2	Actions on Non-Business Days.	10
Section 1.3	Currency and Payment Obligations.	10
Section 1.4	Calculation of Interest.	10
Section 1.5	Calculation of Time.	10
Section 1.6	Tender.	10
Section 1.7	Best of Knowledge.	10
Section 1.8	Additional Rules of Interpretation.	11
Section 1.9	Schedules.	11
ARTICLE 2 PURCHASE AND SALE		12
Section 2.1	Purchase and Sale.	12
Section 2.2	Purchase Price.	12
Section 2.3	Payment and Flow Of Funds.	12
Section 2.4	Line of Credit New Guarantee.	13
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE VENDORS		13
Section 3.1	Vendor Matters.	13
Section 3.2	Corporate Matters.	13
Section 3.3	Share Capital and Dividends.	14
Section 3.4	Financial Matters.	15
Section 3.5	Property of Corporation.	20
Section 3.6	Conduct of Business.	23
Section 3.7	Employment Matters.	24
Section 3.8	General Matters.	27
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		28
Section 4.1	Status.	28
Section 4.2	Due Authorization.	28
Section 4.3	Enforceability.	28
ARTICLE 5 CONDITIONS		28
Section 5.1	Purchaser's Conditions.	28
Section 5.2	Vendors' Conditions.	30
ARTICLE 6 CLOSING		31
Section 6.1	Closing.	31
Section 6.2	Closing Procedures	31
ARTICLE 7 POST-CLOSING COVENANTS		31
Section 7.1	Non-Competition.	31
Section 7.2	Reasonability of Non-Competition Covenant.	32
Section 7.3	Henry's Right to Manage the Corporation.	32
ARTICLE 8 SURVIVAL		33
Section 8.1	Survival.	33
ARTICLE 9 ARBITRATION		33
Section 9.1	Duty to Submit to Arbitration.	33
Section 9.2	Appointing Authority.	33
Section 9.3	Governing Rules.	33
Section 9.4	Place of Arbitration.	33
Section 9.5	Circumstances Arbitration Does Not Apply.	33
ARTICLE 10 MISCELLANEOUS		34
Section 10.1	Further Assurances.	34
Section 10.2	Notices.	34
Section 10.3	Time.	35
Section 10.4	Governing Law.	35
Section 10.5	Entire Agreement.	35
Section 10.6	Amendment.	35
Section 10.7	Waiver.	35
Section 10.8	Severability.	35
Section 10.9	Remedies Cumulative.	36
Section 10.10	Assignment and Enurement.	37
Section 10.11	Counterparts.	37
Schedule 1.1(3)
Annual Financial Statements
Schedule 3.4(11)
Non-Arm's Length Matters
Schedule 3.4(13)
Insurance
Schedule 3.5(3)(A)
Leased Premises
Schedule 3.5(6)
Intellectual Property
Schedule 3.6(6)
Contracts
Schedule 3.6(7)
Licences
Schedule 3.6(8)
Consents And Regulatory Approvals
Schedule 3.7(1)
Employees
Schedule 3.7(5)(A)
Employee Plans And Benefits
Schedule 3.8(2)
Government Assistance
Schedule A
Vendors And Shareholdings
Schedule B
Promissory Note

__________

__________

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made and dated for reference effective as at October 18, 2017.

AMONG:

ELECTRAMECCANICA VEHICLES CORP., a corporation
formed under the laws of British Columbia, Canada, with an
address at Unit 102, East 1st Avenue, Vancouver, British
Columbia, Canada, V5T 1A4

(the "Purchaser");

AND:

HENRY R. REISNER, an individual, with an address at 2180
Chapman Way, North Vancouver, British Columbia, Canada,
V7H 1W1

("Henry");

AND:

EDWARD ANDREW REISNER, an individual, with an address
at 969 Aubeneau Crescent, West Vancouver, British Columbia,
Canada, V7T 1T4

("Edward");

AND:

EVELYN DOROTHY REISNER, an individual, with an address
at 1023 Ave. C North, Saskatoon, Saskatchewan, Canada, S7K
1L1

("Evelyn"; and, together with Henry and Edward, each a
"Vendor" and, collectively, the "Vendors").

RECITALS:

A.       The Corporation has an authorized share capital of 100,000 Common Shares, of which 910 are issued and outstanding, and 10,000 Preferred Shares, of which 9,100 are issued and outstanding;

B.       The Vendors are the registered and beneficial owners of the Purchased Shares (as defined below), being all of the issued and outstanding shares of the Corporation;

C.       In accordance with the terms and conditions of a certain and underlying Joint Operating Agreement, dated for reference effective as of July 15, 2015, as amended by a certain Amending Agreement to Joint Operating Agreement, dated for reference effective as at September 19, 2016, each as entered into among the Purchaser, the Corporation and Henry (collectively, the "Underlying Agreement"), the Purchaser therein agreed to purchase, and Henry agreed to sell, the Purchased Shares, in part, on and subject to the terms and conditions of the Underlying Agreement;

D.       Since the entering into of the Underlying Agreement the Parties hereby acknowledge and agree that there have been various discussions, negotiations, understandings and agreements between them relating to the terms and conditions of the pending Purchase (as defined below) and, correspondingly, that it is their intention by the terms and conditions of this Agreement hereby replace, in their entirety, the Underlying Agreement, together with all such prior discussions, negotiations, understandings and agreements with respect to the pending Purchase; and

E.       The Parties have agreed to enter into this Agreement which replaces, in its entirety, the Underlying Agreement, together with all such prior discussions, negotiations, understandings and agreements, and, furthermore, which necessarily clarifies their respective duties and obligations with respect to the within Purchase, all in accordance with the terms and conditions of this Agreement.

FOR VALUE RECEIVED, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

            In this Agreement:

(1)     "Affiliate" of a Person means (a) an "affiliate" of that Person within the meaning of the Business Corporations Act (British Columbia) as in force on the date hereof, or (b) any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, that Person, and for greater certainty includes a Subsidiary.

(2)     "Agreement" means this agreement and all schedules to this agreement.

(3)     "Annual Financial Statements" means the audited consolidated financial statements of the Corporation as at and for the fiscal year ended March 31, 2017 consisting of a balance sheet, statement of profit and loss, statement of retained earnings and deficit and statement of changes in financial position for the period then ended, together with the notes thereto, a copy of which is attached hereto as Schedule 1.1(3).

(4)     "Applicable Law", means, in respect of any Person, property, transaction, event or other matter, any present or future law, statute, regulation, code, ordinance, principle of common law or equity, municipal by-law, treaty or Order, domestic or foreign, applicable to that Person, property, transaction, event or other matter and, whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, approvals, authorizations, guidelines and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction, event or other matter and regarded by such Governmental Authority as requiring compliance.

(5)     "Benefit Plans" has the meaning given to it in Section 3.7(5).

(6)     "Books and Records" means the Financial Records and all other books, records, files and papers of the Corporation including drawings, engineering information, computer programs (including source code), software programs, manuals and data, sales and advertising materials, sales and purchase correspondence, trade association files, research and development records, lists of present and former customers and suppliers, personnel, employment and other records, and the minute and share certificate books of the Corporation and all records, data and information stored electronically, digitally or on computer-related media.

(7)     "Business" means the business of development, design, manufacturing, sale, service and support of gasoline-powered vehicles.

(8)     "Business Day" means a day on which banks are open for business in Vancouver, British Columbia but does not include a Saturday, Sunday and any other day which is a legal holiday in Vancouver.

(9)     "Canadian Dollars" and the symbol "$" each means the lawful currency of Canada.

(10)   "Capital Lease" of a Person means any lease or other arrangement relating to property which would be required to be accounted for as a capital lease on a balance sheet of that Person if that balance sheet were prepared in accordance with IFRS.

(11)   "Closing Date" means October 18, 2017 or such other date as may be agreed by the Parties.

(12)   "Closing Payment" means $700,000 subject to any Line Cap Adjustment as set forth in Section 2.2(b).

(13)   "Common Shares" means the Common shares in the capital of the Corporation without par value;

(14)   "Consent" means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Corporation) which is provided for or required in respect of or pursuant to the terms of any Contract in connection with the sale of the Purchased Shares to the Purchaser on the terms contemplated in this Agreement, to permit the Corporation to carry on the Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(15)   "Contaminant" means any substance, product, element, radiation, vibration, sound or matter included in any definition of "hazardous product", "dangerous goods", "waste", "toxic substance", "contaminant", "pollutant", "deleterious substance" or words of similar import under any Environmental Law, or the presence of which in the environment may affect adversely the quality of the environment in any way.

(16)   "Contracts" means all pending and executory contracts, agreements, leases (including the Leases) and arrangements (whether oral or written) to which the Corporation is a Party or by which the Corporation or any of its properties or assets or the Business is bound or under which the Corporation has rights.

(17)   "Control" of a Person by another Person means that the second Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the first Person, whether through the ownership of securities, by contract or by any other means and "controlled by" and "under common control with" have corresponding meanings.

(18)   "Corporation" means Intermeccanica International Inc., a corporation subsisting under the laws of the Province of British Columbia, Canada.

(19)   "Damages" means, whether or not involving a Third Party Claim, any and all loss, liability, cost, claim, interest, fine, penalty, assessment, damages available at law or in equity, expense, including the costs and expenses of any action, application, claim, complaint, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto (including the costs, fees and expenses of legal counsel on a full indemnity basis without reduction for tariff rates or similar reductions and all reasonable costs of investigation) or diminution of value, and including loss of profits and consequential damages.

(20)   "Employment Laws" means all Applicable Laws relating to employment and labour, including those relating to wages, hours of work, employment or labour standards, collective bargaining, labour or industrial relations, pension benefits, human rights, pay equity, employment equity, workers' compensation or workplace safety and insurance, employer health tax, employment or unemployment insurance, income tax withholdings, Canada Pension Plan, occupational health and safety and hazardous substances.

(21)   "Encumbrance" means any charge, mortgage, lien, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights.

(22)   "Environmental Claim" includes a claim, notice, administrative order, citation, complaint, summons, writ, proceeding or demand relating to remediation, investigation, monitoring, emergency response, decontamination, restoration or other action under any Environmental Law or any notice, claim, demand or other communication alleging or asserting liability, either direct or indirect, and either in whole or by way of contribution or indemnity, for investigatory, monitoring or cleanup costs, Governmental Authority response costs, damages, personal injuries, fines, penalties or for other relief, and arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Contaminant, or (b) any non-compliance or alleged non-compliance with any Environmental Law.

(23)   "Environmental Laws" means all Applicable Laws relating to the protection and preservation of the environment, health, safety, product safety, product liability, natural resource damage or Contaminants, including but not limited to the Environmental Management Act (British Columbia) and the Canadian Environmental Protection Act, 1999.

(24)   "Environmental Permits" includes all Orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Authority under Environmental Laws.

(25)   "Financial Records" means all books of account and other financial data and information of the Corporation and includes all records, data and information stored electronically, digitally or on computer-related media.

(26)   "General Expiry Date" means the date that is six months after the Closing Date.

(27)   "Good Standing" when used in reference to a corporation, denotes that such corporation has not been discontinued or dissolved under the laws of its incorporating jurisdiction, that no steps or proceedings have been taken to authorize or require such discontinuance or dissolution and that such corporation has submitted all notices or returns of corporate information and all other filings required by Applicable Law to be submitted by it to any Governmental Authority.

(28)   "Governmental Authority" means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any government department, body, ministry, agency, tribunal, commission, board, court, bureau or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

(29)   "Guarantee" of a Person means any absolute or contingent liability of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business of that Person), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Indebtedness of any other Person and including any absolute or contingent obligation to:

(a)     advance or supply funds for the payment or purchase of any Indebtedness of any other Person;

(b)     purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any Person to make payment of Indebtedness or to assure the holder of the Indebtedness against loss; or

(c)     indemnify or hold harmless any Person from or against any losses, liabilities or damages, in circumstances intended to enable the Person to incur or pay any Indebtedness or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of the Indebtedness.

(30)   "IFRS" means, at any time, generally accepted accounting principles as set out in the applicable Chartered Accountants Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

(31)   "Indebtedness" of a Person means, without duplication:

(a)     all debts and liabilities of that Person for borrowed money;

(b)     all Capital Leases of that Person;

(c)     all debts and liabilities of that Person representing the deferred acquisition cost of property and services; and

(d)     all Guarantees given by that Person;

but does not include short-term obligations of that Person payable to outside or inter-company suppliers and incurred in the Ordinary Course of Business of that Person or deferred taxes of that Person and, specifically, in the case the Corporation, does not include the Corporation's existing Line of Credit.

(32)   "Initial Payment" means $300,000 as set forth in Section 2.2(a).

(33)   "Intellectual Property" means:

(a)     all patents, patent rights, patent applications, registrations, continuations, continuations in part, divisional applications or analogous rights thereto, and inventions owned or used by the Corporation in the Business;

(b)     all trade-marks, trade names, trade mark applications and registrations, trade name registrations, service marks, logos, slogans and brand names owned or used by the Corporation in the Business;

(c)     all copyrights and copyright applications and registrations owned or used by the Corporation in the Business;

(d)     all industrial designs and applications for registration of industrial designs and industrial design rights, design patents and industrial design registrations owned or used by the Corporation in the Business;

(e)     all business names, corporate names, telephone numbers, domain names, domain name registrations, website names and worldwide web addresses and other communications addresses owned or used by the Corporation in the Business;

(f)     all computer systems and applications software, including all documentation relating thereto and the latest revisions of all related object and source codes therefor to the extent in the possession and control of the Corporation, owned or used by the Corporation in the Business;

(g)     all rights and interests in and to processes, body shop and mechanical journals, notebooks, data, trade secrets, designs, know-how, product formulae and information, manufacturing, engineering and other technical drawings and manuals, technology, blue prints, research and development reports, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information owned or used by the Corporation in the Business;

(h)     all other intellectual property rights used by the Corporation in carrying on, or arising from the operation of, the Business, and foreign equivalents or counterpart rights, in any jurisdiction throughout the world;

(i)     all licences granted by the Corporation of the intellectual property described in paragraphs (a) to (h) above;

(j)     all future income and proceeds from any of the intellectual property listed in paragraphs (a) to (h) above and the licences described in paragraph (i) above;

(k)     all rights to damages and profits by reason of the infringement of any of the intellectual property described in items (a) to (h) above and the licences described in item (i) above; and

(l)     all goodwill associated with any of the foregoing.

(34)   "Leased Premises" has the meaning given to it in Section 3.5(3)(b).

(35)   "Leases" has the meaning given to it in Section 3.5(3)(a).

(36)   "Licence" means any licence, permit, authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, the Corporation by any Governmental Authority.

(37)   "Line of Credit" means an existing operating line of credit maintained by the Corporation and any debts and liabilities of the Corporation related to that line of credit.

(38)   "Line Cap Adjustment" has the meaning given it in Section 3.4(8).

(39)   "New Guarantee" has the meaning given it in Section 2.4.

(40)   "Notice" means any notice, approval, demand, direction, consent, designation, request, document, instrument, certificate or other communication required or permitted to be given under this Agreement.

(41)   "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(42)   "Ordinary Course of Business" means the ordinary and usual course of the routine daily affairs of the Business, consistent with past practice.

(43)   "Owned Intellectual Property" has the meaning given to it in Section 3.5(6)(a).

(44)   "Party" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and "Parties" means every Party.

(45)   "Person" is to be broadly interpreted and includes an individual, a partnership, a corporation, a trust, a joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature and the executors, administrators, or other legal representatives of an individual in such capacity.

(46)   "Preferred Shares" means the Preferred shares in the capital of the Corporation with a par value of $0.01 Canadian dollars each.

(47)   "Prime Rate" for any day means the rate of interest expressed as a rate per annum that Canadian Imperial Bank of Canada establishes at its head office in Vancouver, British Columbia as a reference rate of interest that it will charge on that day for Canadian Dollar demand loans to its corporate customers in Canada and which it at present refers to as its "prime rate".

(48)   "Proportionate Interest" means, in respect of a Vendor, the number of Purchased Shares owned by such Vendor divided by the total number of Purchased Shares.

(49)   "Promissory Note" means the promissory note as set out in Section 2.3(c), in substantially the form as attached at Schedule B hereto.

(50)   "Purchase" means the transaction of purchase and sale of the Purchased Shares contemplated by this Agreement.

(51)   "Purchase Price" has the meaning given to it in Section 2.2.

(52)   "Purchase Price Flow Of Funds" has the meaning given to it in Section 3.7(5), to be paid out in the manner as set forth in Schedule A hereto.

(53)   "Purchased Shares" means all of the Common Shares and Preferred Shares outstanding as at the opening of business on the Closing Date.

(54)   "Regulatory Approval" means any approval, consent, ruling, authorization, notice, permit or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order in connection with the sale of the Purchased Shares to the Purchaser on the terms contemplated in this Agreement, to permit the Corporation to carry on the Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(55)   "Release" means any release, spill, leak, emission, pumping, injection, deposit, discharge, dispersal, leaching, migration, spraying, abandonment, pouring, emptying, throwing, dumping, placing or exhausting of a Contaminant, and when used as a verb has a like meaning.

(56)   "Repayment of the Shareholder's Loan" has the meaning given to it in Section 2.2.

(57)   "Restricted Business" has the meaning given to it in Section 7.1.

(58)   "Restricted Period" means the period of time commencing on the Closing Date and expiring on the second year anniversary of the Closing Date.

(59)   "Statement Date" means the date of the Annual Financial Statements, being March 31, 2017.

(60)   "Subsidiary" of a Person means (a) a "subsidiary" of that Person within the meaning of the Business Corporations Act (British Columbia) as in force on the date hereof, or (b) a Person otherwise under the direct or indirect Control of the first-mentioned Person.

(61)   "Tax" or "Taxes" includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority, including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges, and other assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, employment insurance and unemployment insurance premiums and workers compensation premiums, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, whether disputed or not.

(62)   "Tax Act" means Income Tax Act (Canada).

(63)   "Tax Returns" has the meaning given to it in Section 3.4(10)(a).

(64)   "Underlying Agreement" has the meaning given to it in Recital C.

(65)   "Vendors' Counsel" means Cassels Brock & Blackwell LLP, of Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

Section 1.2 Actions on Non-Business Days.

            If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

Section 1.3 Currency and Payment Obligations.

            Except as otherwise expressly provided in this Agreement:

(a)     all dollar amounts referred to in this Agreement are stated in Canadian Dollars;

(b)     any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, by certified cheque or by any other method that provides immediately available funds; and

(c)     except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. on the due date at the payee's address for notice under Section 10.2 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

Section 1.4 Calculation of Interest.

            In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

Section 1.5 Calculation of Time.

            In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Vancouver time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Vancouver time on the next succeeding Business Day.

Section 1.6 Tender.

            Any tender of documents or money hereunder may be made upon the Parties or their respective counsel and money shall be tendered by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian bank listed in Schedule 1 to the Bank Act (Canada).

Section 1.7 Best of Knowledge.

            Any statement in this Agreement expressed to be made to "the best of the Vendors' knowledge" and any other references to the knowledge of the Vendors shall be understood to be made on the basis of any Vendor's actual knowledge, after diligent inquiry, of the relevant subject matter or on the basis of such knowledge of the relevant subject matter as the Vendors would have had if the Vendors had conducted such diligent inquiry.

Section 1.8 Additional Rules of Interpretation.

(1)     Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2)     Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)     Section References. Unless the context requires otherwise, references in this Agreement to Sections or Schedules are to Sections or Schedules of this Agreement.

(4)     Words of Inclusion. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

(5)     References to this Agreement. The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)     Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding.

(7)     Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8)     Writing. References to "in writing", "written" and similar expressions include material that is printed, handwritten, typewritten, faxed, emailed, or otherwise capable of being visually reproduced at the point of reception.

Section 1.9 Schedules.

            The following are the Schedules annexed to this Agreement and incorporated by reference and deemed to be part hereof:

Schedule Section	Description
Schedule 1.1(3):	Annual Financial Statements;
Schedule 3.4(10):	Non-Arm's Length Matters;
Schedule 3.4(12):	Insurance;
Schedule 3.5(3)(a):	Leased Premises;
Schedule 3.5(6):	Intellectual Property;
Schedule 3.6(6):	Contracts;
Schedule 3.6(7):	Licences;
Schedule 3.6(8):	Consents and Regulatory Approvals;
Schedule 3.7(1):	Employees;
Schedule 3.7(5)(a):	Employee Plans and Benefits;
Schedule 3.8(2):	Government Assistance;
Schedule A:	Vendors and Shareholdings; and
Schedule B:	Promissory Note.

ARTICLE 2
PURCHASE AND SALE

Section 2.1 Purchase and Sale.

            The Vendors shall sell and the Purchaser shall purchase the Purchased Shares upon and subject to the terms and conditions of this Agreement, free and clear of all Encumbrances.

Section 2.2 Purchase Price.

            The purchase price (the "Purchase Price") payable by the Purchaser to the Vendors for the Purchased Shares shall be equal to $2,500,000, subject to any Line Cap Adjustment in accordance with this Agreement.

Section 2.3 Payment and Flow of Funds.

(1)     Payment of Purchase Price. The Purchase Price shall be paid and satisfied by the Purchaser as follows:

(a)     as to the initial $300,000 of the Purchase Price (the "Initial Payment"; of which $100,000 represents the proposed Repayment of the Shareholder's Loan as defined and provided for below), the Parties hereby acknowledge and agree that the Purchaser has already paid the Initial Payment amount to the order and direction of Henry in partial satisfaction of the Purchase Price payable to Henry hereunder;

(b)     as to a further $700,000 of the Purchase Price adjusted for any Line Cap Adjustment (the "Closing Payment"), by payment on the Closing Date by way of bank draft, certified cheque or solicitor's trust cheque payable to the order and direction of the Vendors in the manner of the Purchase Price Flow of Funds (as defined below) set forth in Schedule A hereto; and

(c)     as to the remaining $1,500,000 of the Purchase Price, by way of promissory note (the "Promissory Note") issuable to Henry on the terms and conditions set out in the form of Promissory Note which is attached hereto as Schedule B.

(2)     Purchase Price Flow of Funds. The Purchase Price; inclusive of the Initial Payment, the Closing Payment and the Promissory Note; has been and shall be paid and satisfied by the Purchaser to the Vendors in accordance with the Purchase Price flow of funds (the "Purchase Price Flow of Funds") as acknowledged and directed by the Vendors to the Purchaser in the manner as set forth in Schedule A hereto; save and except that the Parties may agree, in writing, to any reasonable variation to the Purchase Price Flow of Funds prior to the Closing Date.

Section 2.4 Line of Credit New Guarantee.

            On the Closing Date the Purchaser will replace and release the current guarantor(s) under the Corporation's existing Line of Credit in a manner acceptable to each of the Vendors and the financial institution who holds the Line of Credit (the "New Guarantee").

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

            Subject in all respects to Article 8, Henry represents and warrants to the Purchaser as stated below, and each of the Vendors represents and warrants to the Purchaser as stated in Section 3.1, and acknowledge that the Purchaser is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Purchase.

Section 3.1 Vendor Matters.

(1)     Enforceability. This Agreement has been duly and validly executed and delivered by the Vendor and is a valid and legally binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, subject to general principles of equity.

(2)     Title to Shares. The Vendor legally and beneficially owns and controls all of the Purchased Shares set out opposite its name on Schedule A hereto with a good and marketable title thereto free of any Encumbrances, adverse claims or claims of others.

(3)     No Other Purchase Agreements. No Person other than the Purchaser has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including a right of conversion or exchange attached to convertible securities, warrants or convertible obligations of any nature, for the purchase or other acquisition from the Vendor of any of the Purchased Shares.

Section 3.2 Corporate Matters.

(1)     Status and Capacity of the Corporation. The Corporation has been duly incorporated and organized, is a subsisting corporation in Good Standing under the laws of British Columbia, and has the corporate power and capacity to own or lease its property and to carry on its business as now carried on in each jurisdiction in which it owns or leases property or carries on business.

(2)     Subsidiaries. The Corporation has no Subsidiaries and does not own, directly or indirectly, any shares or other equity securities of any corporation nor does it have any equity or ownership interest in any business or Person.

(3)     Investments. The Corporation is not subject to any obligation or requirement to provide funds to or make any investment in any business or Person by way of loan, capital contribution or otherwise.

(4)     Qualification of The Corporation. The Corporation is registered, licensed or otherwise qualified to carry on business and to own and operate its assets under the laws of all jurisdictions in which the nature of the Business or the character, ownership or operation of The Corporation's assets makes such registration, licensing or qualification necessary or desirable.

(5)     Corporate Records. The minute books and other corporate records of The Corporation have been maintained in accordance with Applicable Law and contain complete and accurate copies of the Corporation's constating documents and the minutes of all meetings of the board of directors, committees of directors and shareholders of the Corporation and of all written resolutions passed by the directors, committees of directors and shareholders of the Corporation, since formation. All such meetings were duly called and held, all such written resolutions were validly signed and all such articles and resolutions were duly passed in accordance with Applicable Law. The share certificates, securities registers, register of directors and similar corporate records of the Corporation are complete, accurate and current. The minute books and other corporate records of the Corporation have all been provided to the Purchaser.

(6)     Shareholders' Agreements, etc. There are no shareholders' agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the shares of the Corporation.

Section 3.3 Share Capital and Dividends.

(1)     Authorized and Issued Share Capital. The authorized capital of the Corporation consists of 100,000 Common Shares without par value and 10,000 Preferred Shares with a par value of $0.01 per share of which 910 Common Shares and 9,100 Preferred Shares have been duly issued in accordance with Applicable Law and are outstanding as fully paid and non-assessable shares in the capital of the Corporation. No shares or other securities of the Corporation have been issued in violation of any Applicable Law, the notice of articles, articles or other constating documents of the Corporation or the terms of any agreement to which the Corporation is a party or by which it is bound. The Corporation has not issued or authorized the issue of any shares except the Purchased Shares.

(2)     No Other Purchase Agreements. No Person other than the Purchaser has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including a right of conversion or exchange attached to convertible securities, warrants or convertible obligations of any nature, for:

(a)     the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares in the capital of the Corporation or any securities of the Corporation; or

(b)     the purchase or other acquisition from the Corporation of any of its undertaking, property or assets, other than in the Ordinary Course of Business.

There are no restrictions of any kind on the transfer of any of the Purchased Shares except those set out in the articles of the Corporation.

(3)     Dividends. Since the Statement Date, the Corporation has not, directly or indirectly, authorized, declared or paid any dividends or declared or made any other distribution or return of capital in respect of any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

Section 3.4 Financial Matters.

(1)     Financial Records. All material financial transactions of the Corporation have been properly recorded in the Financial Records, which have been maintained in accordance with sound business and financial practice. The Financial Records:

(a)     accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Corporation shown in the Annual Financial Statements; and

(b)     together with all disclosures made in this Agreement, present fairly the financial condition and the revenues, expenses and results of the operations of the Corporation as of and to the date hereof.

No information, records, systems, controls or data pertaining to or required for the operation or administration of the Corporation or the Business are recorded, stored, maintained by, or are otherwise dependent upon, any computerized or other system, program or device that is not exclusively owned and controlled by the Corporation; and on the Closing Date the Corporation will have originals or copies of all such records, systems, controls or data in its possession or control, including where applicable, copies of all computer software and documentation relating thereto. The Corporation has maintained and continues to maintain, in the required manner and at the required place, all Books and Records required to be maintained by Applicable Law, including the books and records required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable law of any province or territory of Canada, including laws relating to sales and use taxes.

(2)     Financial Statements. The Annual Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with financial statements of previous years and periods, as the case may be, and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise), revenues, earnings, results of operations and financial condition of the Corporation as at the Statement Date. The financial position of the Corporation is now at least as good as that shown by or reflected in the Annual Financial Statements.

(3)     Liabilities of the Corporation. There are no liabilities or obligations of any nature (whether liquidated or unliquidated, due or to become due and whether absolute, accrued, contingent or otherwise) of the Corporation of any kind whatsoever, other than:

(a)     the liabilities disclosed, reflected in or provided for in the Annual Financial Statements;

(b)     liabilities incurred since the Statement Date which were incurred in the Ordinary Course of Business and, in the aggregate, are not materially adverse to the Business; and

(c)     other liabilities or obligations disclosed in this Agreement.

(4)     Guarantees, Warranties and Discounts. Except as described in Schedule 1.1(49):

(a)     the Corporation has not given any guarantee or warranty in respect of any of the products sold or the services provided by it, except warranties made in the Ordinary Course of Business and in the form of the Corporation's standard written warranties, copies of which have been provided to the Purchaser, and except for warranties implied by Applicable Law;

(b)     no claim has been made against the Corporation for breach of warranty or contract requirement or negligence or for a price adjustment or other concession in respect of any defect in or failure to perform or deliver any product, service or work;

(c)     there are no repair contracts or maintenance obligations of the Corporation in favour of the customers or users of products of the Business, except obligations incurred in the Ordinary Course of Business and in accordance with the Corporation's standard terms, a copy of which has been provided to the Purchaser;

(d)     the Corporation is not now subject to any agreement or commitment, and the Corporation has not entered into any agreement with or made any commitment to any customer of the Business which would require the Corporation to repurchase any products sold to such customers or to adjust any price or grant any refund, discount or other concession to such customer; and

(e)     the Corporation is not required to provide any letters of credit, bonds or other financial security arrangements in connection with any transactions with its suppliers or customers.

(5)     Accounts Receivable. All accounts receivable, book debts, insurance claims and other debts owing to the Corporation are recorded in the Financial Records, arose from bona fide transactions in the Ordinary Course of Business and are good, valid, enforceable and fully collectible at the aggregate recorded amounts thereof. Such receivables are not subject to any defence, set-off or counterclaim. None of such receivables is due from an Affiliate of the Corporation.

(6)     Inventories. The inventories reflected in the Annual Financial Statements are free from defects in workmanship and material, have been accurately valued (based on quantities determined by a physical inventory count) in accordance with IFRS on a basis consistent with prior practice, and the valuation thereof accurately reflects inventory that is damaged, obsolete, defective, unsuitable for its intended use or otherwise unsaleable in the Ordinary Course of Business at normal prices. The level of inventories is consistent with that maintained by the Corporation prior to the date of this Agreement in accordance with its normal business practice in light of seasonal adjustments, market fluctuations in the industry and the requirements of its customers.

(7)     Debt Obligations. The Corporation does not have outstanding any bonds, debentures, mortgages, promissory notes or other Indebtedness, is not under any obligation to create or issue any bonds, debentures, mortgages, promissory notes or other Indebtedness, and is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or Indebtedness of any Person.

(8)     Line of Credit and Line Cap Adjustment. The Corporation has an existing operating Line of Credit maintained by the Corporation which, at Closing, is expected to have an outstanding amount drawn under it of $125,000 (the "Line Cap"). Only any amount over and above the Line Cap outstanding at Closing will constitute an adjustment downward of the Closing Payment of the Purchase Price to the Vendors (the "Line Cap Adjustment").

(9)     Absence of Certain Changes or Events. Since the Statement Date, the Corporation has not:

(a)     incurred any obligation or liability (fixed or contingent) or Indebtedness, except normal trade or business obligations incurred in the Ordinary Course of Business, none of which is materially adverse to the Corporation;

(b)     paid or satisfied any obligation or liability (fixed or contingent), except:

(i)     current liabilities included in the Annual Financial Statements;

(ii)     current liabilities incurred since the Statement Date in the Ordinary Course of Business; and

(iii)     scheduled payments pursuant to obligations under loan agreements or other contracts or commitments described in this Agreement;

(c)     created any Encumbrance upon any of its properties or assets, except as described in this Agreement;

(d)     sold, assigned, transferred, leased or otherwise disposed of any of its properties or assets, except in the Ordinary Course of Business;

(e)     purchased, leased or otherwise acquired any properties or assets, except in the Ordinary Course of Business;

(f)     waived, cancelled or written off any rights, claims, accounts receivable or any amounts payable to the Corporation, except in the Ordinary Course of Business;

(g)     entered into any transaction, contract, agreement or commitment, except in the Ordinary Course of Business;

(h)     had a supplier terminate, or communicate to the Corporation the intention or threat to terminate, its relationship with the Corporation, or the intention to reduce substantially the quantity of products or services it sells to the Corporation, except in the case of suppliers whose sales to the Corporation are not, in the aggregate, material to the Business or the financial condition of the Corporation;

(i)     had any customer communicate to the Corporation its dissatisfaction with the products or services sold by the Corporation, except in the case of customers whose purchases from the Corporation are not, in the aggregate, material to the Business or the financial condition of the Corporation;

(j)     made any material change in the method of billing customers or the credit terms made available by the Corporation to its customers;

(k)     made any material change with respect to any method of management, operation or accounting in respect of the Business;

(l)     suffered any damage, destruction or loss (whether or not covered by insurance) which has materially adversely affected or could materially adversely affect the Business or the financial condition of the Corporation;

(m)     increased any form of compensation or other benefits payable or to become payable to any of the employees, contractors, consultants or agents of the Corporation, except increases made in the Ordinary Course of Business;

(n)     suffered any extraordinary loss relating to the Business;

(o)     made or incurred any material change, financial or otherwise, in, or become aware of any event or condition which is likely to result in a material change, financial or otherwise, in, the Business or in the condition of the Corporation or its relationships with its customers, suppliers or employees; or

(p)     authorized, agreed or otherwise become committed to do any of the foregoing.

(10)   Tax Matters.

(a)     The Corporation has duly and on a timely basis prepared and filed with each Governmental Authority as required by Applicable Law all tax returns, elections, filings, forms and other documents required to be filed by it in respect of all Taxes ("Tax Returns"), and such Tax Returns are complete and correct. Complete and correct copies of all Tax Returns filed in respect of the fiscal years of the Corporation ending prior to the date hereof have been provided to the Purchaser.

(b)     The Corporation has paid, collected and remitted all Taxes which are due and payable, collectible or remittable, as the case may be, by it on or before the date hereof. Adequate provision has been made in the Annual Financial Statements for all Taxes for the periods covered by the Annual Financial Statements. The Corporation has no liability for Taxes other than those provided for in the Annual Financial Statements and those arising in the Ordinary Course of Business since the Statement Date. There are no liens for Taxes upon the Corporation's assets.

(c)     There are no actions, suits, proceedings, investigations, audits or claims now pending or, to the knowledge of Henry, threatened, against the Corporation in respect of Taxes and there are no matters under discussion, dispute, audit or appeal with any Governmental Authority relating to Taxes. No reassessments of the Corporation's Taxes have been issued and are outstanding. Neither the Corporation nor the Vendors have received any indication from any Governmental Authority that an assessment or reassessment of the Corporation is proposed in respect of any Taxes, regardless of its merits.

(d)     There are no agreements, waivers or other arrangements providing for any extension of time with respect to the filing of any Tax Return or the payment of any Taxes by the Corporation or the period for any assessment or reassessment of Taxes.

(e)     Canadian federal and provincial income tax assessments have been issued to the Corporation covering all past periods up to and including the fiscal year ended on the Statement Date.

(f)     The Corporation has withheld from each amount paid or credited to any Person the amount of Taxes required to be withheld therefrom and has remitted such Taxes to the proper Governmental Authority within the time required under Applicable Law.

(g)     The value of consideration paid or received by the Corporation in respect of the acquisition, sale or transfer of any property or the provision of any services to or from any person with whom they do not deal at "arm's length" (as defined for purposes of the Tax Act) has been equal to the fair market value of such property acquired, sold or transferred or services provided.

(h)     For all transactions, if any, between the Corporation and any Person that is a non-resident of Canada for purposes of the Tax Act with whom the Corporation was not dealing at arm's length and to which subsection 247(3) of the Tax Act would apply, the Corporation has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(11)   Non-Arm's Length Matters. Except as disclosed in Schedule 3.4(11):

(a)     the Corporation is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation by, the Vendors or any of the Vendors' Affiliates or any officers, former officers, directors, former directors, shareholders, former shareholders, employees or former employees of the Corporation or any Person not dealing at arm's length with any of the foregoing within the meaning of the Tax Act; and

(b)     since the Statement Date, the Corporation has not made or authorized any payments to the Vendors or any of the Vendors' Affiliates, or any officers, former officers, directors, former directors, shareholders, former shareholders, employees or former employees of the Corporation or to any Person not dealing at arm's length with any of the foregoing within the meaning of the Tax Act except for salaries and other employment compensation payable to employees of the Corporation in the Ordinary Course of Business and at the regular rates payable to them.

(12)   Amounts Receivable. No amount is owing to the Corporation by any shareholder, director, officer or employee or any Person, firm or corporation not dealing at arm's length with any of the foregoing within the meaning of the Tax Act.

(13)   Insurance. Attached as Schedule 3.4(13) is a list of all insurance policies (including the name of the insurer, policy number, coverage limits, amount of deductible, type of insurance, expiry date, annual premiums and details of pending claims) maintained by the Corporation in respect of its assets, business operations, directors, officers and employees. All such insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated and reputable insurers, are sufficient for all applicable requirements of law and provide insurance, including liability insurance, in such amounts and against such risks as is customary for corporations engaged in businesses similar to that carried on by the Corporation to protect the employees, properties, assets, Business and operations of the Corporation. Schedule 3.4(13) sets forth and describes all pending claims under any of such insurance policies and identifies the most recent inspection reports, if any, received from insurance underwriters as to the condition or insurance value of the insured property and assets, copies of which have been made available to the Purchaser. The Corporation is not in default with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Corporation would be required to or, in order to maintain its coverage, should give any notice to the insurers under any such insurance policy which has not been given. The Corporation has not received notice from any of the insurers regarding cancellation or non-renewal of any such insurance policy. The Corporation has not received notice from any of its insurers denying any claims. No such insurance policy is subject to any special or unusual terms or restrictions or provides for a premium in excess of the stipulated or normal rate. To the knowledge of the Vendors and the Corporation, there are no circumstances or occurrences which would or might form the basis of a material increase in premiums for the current insurance coverage maintained by the Corporation.

(14)   Capital Expenditures. The Corporation is not committed to make any capital expenditures, nor have any capital expenditures been authorized by the Corporation at any time since the Statement Date, except for capital expenditures made in the Ordinary Course of Business.

Section 3.5 Property of Corporation.

(1)     Title to and Sufficiency of Assets. The Corporation is the owner of and has good and marketable title to all of its properties and assets, including all properties and assets reflected in the Annual Financial Statements and all properties and assets acquired by the Corporation after the Statement Date, free and clear of all Encumbrances, except for:

(a)     the properties and assets disposed of, utilized or consumed by the Corporation since the Statement Date in the Ordinary Course of Business;

(b)     the Encumbrances disclosed or reflected in the Annual Financial Statements; and

(c)     liens for Taxes not yet due and payable.

There are no agreements or commitments to purchase property or assets by the Corporation, other than in the Ordinary Course of Business. The properties and assets owned and leased by the Corporation are sufficient to permit the continued operation of the Business after the Closing Date in substantially the same manner as conducted in the year ended on the Statement Date.

(2)     Real Property. The Corporation does not own and has not owned any real property.

(3)     Leases and Leased Premises.

(a)     Schedule 3.5(3)(a) describes all leases or agreements to lease under which the Corporation leases any real or immovable property (collectively, the "Leases"). The names of the other parties to the Leases, the description of the Leased Premises, the term, rent and other amounts payable under the Leases and all renewal options available under the Leases are accurately described in Schedule 3.5(3)(a). Complete and correct copies of the Leases have been provided to the Purchaser.

(b)     The Corporation is exclusively entitled to all rights and benefits as lessee under the Leases, and the Corporation has not sublet, assigned, licensed or otherwise conveyed any rights in the premises subject to the Leases (the "Leased Premises") or in the Leases to any other Person.

(c)     All rental and other payments and other obligations required to be paid and performed by the Corporation pursuant to the Leases have been duly paid and performed. The Corporation is not in default of any of its obligations under the Leases and, to the best of the Vendors' knowledge, none of the landlords or other parties to the Leases are in default of any of their obligations under the Leases.

(d)     The terms and conditions of the Leases will not be affected by, nor will any of the Leases be in default as a result of, the completion of the Purchase.

(4)     Status of Property. The use by the Corporation of the Leased Premises is in compliance with Applicable Law and, in particular, is not in breach of any building, zoning or other statute, by-law, ordinance, regulation, covenant, restriction or official plan, and the Corporation has adequate and lawful rights of ingress and egress to and from public roads for the operation of the Business in the Ordinary Course of Business.

(5)     Environmental Matters. None of the properties or assets of any kind currently or formerly owned, leased or used by the Corporation or over which the Corporation has had charge, management or control has been used by it without strict adherence to all Environmental Laws and the Corporation has no liability under any Environment Laws in respect of any such properties or Assets.

(6)     Intellectual Property.

(a)     Schedule 3.5(6) lists: (a) all Intellectual Property owned by the Corporation (the "Owned Intellectual Property") whether or not such Intellectual Property has been registered or whether applications for registration have been filed by or on behalf of the Corporation; and (b) particulars of all registrations and applications for registration in respect of such Intellectual Property. The Intellectual Property disclosed in Schedule 3.5(6) is valid, enforceable and subsisting and includes all of the Intellectual Property used in, or necessary to carry on, the Business.

(b)     The Corporation has good and valid title to all of the Intellectual Property, free and clear of any and all Encumbrances, except in the case of any Intellectual Property licensed to the Corporation as disclosed in Schedule 3.5(6). Complete and correct copies of all agreements whereby any rights in any of the Intellectual Property have been granted or licensed to the Corporation have been provided to the Purchaser. All such agreements are in good standing and in full force and effect. No royalty or other fee is required to be paid by the Corporation to any other Person in respect of the use of any of the Intellectual Property except as provided in such agreements delivered to the Purchaser. The ownership of the name "Intermeccanica International Inc." will become the property of Henry in the event that the Purchaser ceases vehicle production.

(c)     Schedule 3.5(6) lists any agreements whereby any rights in any of the Intellectual Property have been granted or licensed by the Corporation to any other Person. Complete and correct copies of all such agreements have been provided to the Purchaser. Except in the case of Intellectual Property licensed to or by Corporation as indicated in Schedule 3.5(6), the Corporation has the exclusive right to use all of the Intellectual Property and has not granted any license or other rights to any other Person in respect of the Intellectual Property.

(d)     Except as disclosed in Schedule 3.5(6), there are no restrictions on the ability of the Corporation or any successor to or assignee from the Corporation to use and exploit all rights in the Intellectual Property. All statements contained in all applications for registration of the Intellectual Property were true and correct as of the date of such applications. Each of the trade-marks and trade names included in the Intellectual Property is in use. None of the rights of the Corporation in the Intellectual Property will be impaired or affected in any way by the Purchase.

(e)     The conduct of the Business and the use of the Intellectual Property do not infringe, and the Corporation has not received any notice, complaint, threat or claim alleging infringement or misappropriation of any intellectual property or proprietary right of any other Person. No Person has challenged the validity of any of the registrations or applications for registration of the Intellectual Property or the rights of the Corporation to any of the Intellectual Property.

(f)     Nothing has come to the attention of the Vendors or the Corporation to the effect that any Person may be infringing or misappropriating any rights in the Intellectual Property.

(g)     With respect to any trade secrets and know-how, the documentation relating to such trade secrets and know-how is current, accurate and in sufficient detail and content to identify and explain it and allow its full and proper use without reliance on the knowledge or memory of any individual. The Corporation has taken all reasonable precautions to protect the secrecy, confidentiality and value of any trade secrets and know-how.

(h)     No present or former employee or contractor of the Corporation has any right, title, or interest, directly or indirectly, in whole or in part, to the Intellectual Property.

Section 3.6 Conduct of Business.

(1)     No Material Adverse Change. Since the Statement Date, there has not been any material adverse change in the affairs, prospects, operations, assets or financial condition of the Business or of the Corporation; nor any damage, destruction or loss or other event, development or condition of any character (whether or not covered by insurance) materially and adversely affecting the business, assets or properties of the Business or of the Corporation.

(2)     Ordinary Course. The Business has been carried on in the Ordinary Course of Business since the Statement Date.

(3)     Suppliers. The relationships of the Corporation with each of its principal suppliers are satisfactory and there are no unresolved disputes with any such supplier.

(4)     Necessary Assets. The properties and assets owned, leased or licensed by the Corporation constitute all the property and assets used or held for use in connection with the Business and are sufficient for the conduct of the Business as currently conducted and include all proprietary rights, trade secrets and other property and assets, tangible and intangible, applicable to or used in connection with the Business.

(5)     Restrictions on Doing Business. The Corporation is not a party to or currently bound by any agreement or commitment which would restrict or limit its rights to carry on or compete in any business or activity or to solicit business from any Person or in any geographical area or otherwise to conduct the Business proposed to be conducted. The Corporation is not subject to any legislation or any judgment, Order or requirement of any court or other Governmental Authority which is not of general application to Persons carrying on a business similar to the Business.

(6)     Contracts. Schedule 3.6(6) lists or identifies all Contracts. The Corporation is not, nor to the best of the Vendors' knowledge or the Corporation's knowledge is any other party to any Contract in default under any Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Contract by the Corporation or any other party to any Contract. Each Contract is in full force and effect, unamended by written or oral agreement, and the Corporation is entitled to the full benefit and advantage of each Contract in accordance with its terms. the Corporation has not received any notice of a default by the Corporation under any Contract or of a dispute between the Corporation and any other Person in respect of any Contract. The completion of the Purchase will not afford any party to any of the Contracts or any other Person the right to terminate any Contract nor will the completion of such transactions result in any additional or more onerous obligation on the Corporation under any Contract.

(7)     Licences and Compliance with Law. Schedule 3.6(7) lists all Licences and such Licences are the only Licences, permits, authorizations or approvals of a Governmental Authority required for the operation of the Business. Such Licences are held by the Corporation free and clear of any and all Encumbrances. The Business is being conducted by the Corporation in accordance with all terms and conditions of the Licences and in compliance with Applicable Law. All the Licences are valid and are in full force and effect, the Corporation is not in violation of any term or provision or requirement of any Licence, and no Person has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any Licence.

(8)     Consents and Regulatory Approvals. Neither the Corporation nor any Vendor is under any obligation, contractual or otherwise, to request or obtain any Consent or Regulatory Approval or to give any notice to any Governmental Authority or other Person:

(a)     by virtue of or in connection with the execution, delivery or performance by the Vendors of this Agreement or the completion of the Purchase;

(b)     to avoid the loss of any Licence or to avoid the violation, breach or termination of, or any default under, or the creation of any Encumbrance under the terms of, any Applicable Law; or

(c)     in order that the authority and ability of the Corporation to carry on the Business in the Ordinary Course of Business and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the Purchase.

All Contracts and Licences under which the Corporation or the Vendors are obligated to request or obtain any such Consent or Regulatory Approval or to give any such notice are identified in Schedule 3.6(8).

Section 3.7 Employment Matters.

(1)     Employees. Schedule 3.7(1) states the name, age, location of employment, job title, length of service, termination notice period, commission and bonus entitlements, benefits and rate of remuneration of, and the nature of services performed by each employee of the Corporation and each other Person receiving remuneration for work or services being provided to the Corporation at the date of this Agreement including contactors, consultants, agents and agency employees, and indicates any employee of the Corporation who is on leave of absence together with the reason for such employee's leave and such employee's expected date of return to work. Schedule 3.7(1) also identifies any employees who have stated that they will resign or retire or cease to provide work or services as a result of the Purchase. Except as disclosed in Schedule 3.7(1), the Corporation is not a party to any employment agreement, consulting contract, agency contract or similar agreement or arrangement. Except as disclosed in Schedule 3.7(1), there is no agreement for the employment of any employee which cannot be terminated on reasonable notice and without penalty. There is no agreement, policy, plan or practice relating to the payment of any management, consulting or other fee or any bonus, retention payment, change of control or golden parachute payment, pension, share of profits or retirement allowance, or any insurance, health or other employee benefit, except as disclosed in Schedule 3.7(1). Except as set out in Schedule 3.7(1), no employee of the Corporation is on long-term disability leave, extended absence or receiving worker's compensation benefits.

(2)     Remuneration. Since the Statement Date, no payments have been made or authorized to directors, officers, employees, contractors, consultants or agents except at regular rates of remuneration and in the Ordinary Course of Business, and no such payments shall be made prior to the Closing Date, except for the repayment of a loan made by the Corporation by Henry in the amount of $100,000 in connection with the payment made by the Purchaser in accordance with Section 2.3(a) (the "Repayment of the Shareholder's Loan"). There are no outstanding loans or advances made or granted by the Corporation to any employee, contractor, consultant or agent, except for travel advances made to employees in the Ordinary Course of Business.

(3)     Labour Matters. The Corporation is not a party to or bound by any collective bargaining agreement, labour contract, letter of understanding, memorandum of understanding, letter of intent, voluntary recognition agreement or other legally binding commitment to any labour union, trade union, employee association or similar entity in respect of any employees or contractors rendering services to the Corporation, nor is the Corporation currently conducting negotiations with any labour union, trade union, employee association or similar entity.

(4)     Employment Laws. The Corporation has complied with all Employment Laws and there are no threatened, pending or outstanding charges, applications, claims, Orders, investigations, audits or complaints against the Corporation under any Employment Laws, nor have there been any charges, applications, claims, Orders or complaints against the Corporation under any Employment Laws. The Corporation has paid in full all worker's compensation premiums and there are no circumstances, related to the workers' compensation claims experience of the Corporation or otherwise, which would permit or require a reassessment, penalty, surcharge or other additional payment. All obligations of the Corporation for vacation pay and banked vacation entitlement, holiday pay, overtime pay or time-off entitlement, sick pay or banked sick leave, premiums for employment or unemployment insurance, employer health tax, Canada Pension Plan premiums, accrued employee compensation and Benefit Plan payments or premiums will have been paid or discharged as of the Closing Date, or if unpaid are accurately reflected in the Books and Records.

(5)     Employee Plans.

(a)     Except as listed in Schedule 3.7(5)(a), the Corporation does not have, and is not subject to any present or future obligation or liability under, any written or oral pension plan, deferred compensation plan, incentive compensation plan, retirement income plan, stock option or stock purchase plan, stock appreciation plan, phantom stock option plan, retirement plan, salary continuation plan, severance plan, supplemental unemployment plan, profit sharing plan, commission plan, bonus plan or policy, employee group insurance plan, hospitalization plan, disability plan, health, welfare, medical or dental plan or other employee benefit plan, program, policy, arrangement or practice, formal or informal, with respect to any of its employees, other than pursuant to the Canada Pension Plan Act, and other similar health plans established pursuant to statute.

(b)     Schedule 3.7(5)(a) lists the general policies, procedures and work-related rules in effect with respect to employees of the Corporation, whether written or oral, including policies regarding holiday, sick leave, vacation, disability and death benefits, termination and severance pay, automobile allowances and rights to company-provided automobiles and expense reimbursements. (The plans, programs, policies, practices, arrangements and procedures listed in Schedule 3.7(5)(a) are collectively called the "Benefit Plans"). Complete and correct copies of all documentation establishing or relating to the Benefit Plans or, where such Benefit Plans are oral commitments, written summaries of the terms thereof, have been provided to the Purchaser. The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the employees of the Corporation concerning each Benefit Plan together with all written communications of a general nature provided to such employees accurately describe the benefits provided under each Benefit Plan referred to therein. All contributions or premiums required to be made or paid by the Corporation to the Benefit Plans have been made or paid in a timely fashion in accordance with the terms of the Benefit Plans and Applicable Law. No funds have been withdrawn by the Corporation from any Benefit Plans. All employee contributions to the Benefit Plans required to be made by way of authorized payroll deduction have been properly withheld by the Corporation and fully paid into the Benefit Plans and the Corporation has obtained appropriate consents from employees for such deductions. None of the Benefit Plans provides post-retirement benefits to employees of the Corporation or any of their beneficiaries or dependants.

(c)     The Corporation does not have any pension plans.

(d)     The Corporation has not made any representations to employees, nor does there exist any undertaking or commitment, whether legally binding or not, to create any additional Benefit Plan or to change or modify any existing Benefit Plan. No contractors, consultants, agents or agency employees are eligible for or entitled to benefits under any Benefit Plan, and no promise or commitment has been made by the Corporation to any such Person with respect to coverage under any Benefit Plan.

(e)     The consummation of the transactions contemplated by this Agreement will not constitute an event under any Benefit Plan or Contract with a present or former employee, consultant, contractor, agent, director or officer, which will or may result in any severance or other payment or in the acceleration, vesting or increase in benefits with respect to any present or former employee, consultant, contractor, agent, director or officer.

Section 3.8 General Matters.

(1)     Compliance with Constating Documents, Agreements and Laws. The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by the Vendors and the Corporation, and the completion of the Purchase, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of the Corporation under:

(a)     any term or provision of any of the notice of articles, articles or other constating documents of the Corporation;

(b)     subject to obtaining the Consents referred to in Schedule 3.6(8), the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which the Corporation or the Vendors are a party or by which any of them is bound, or

(c)     any term or provision of any of any License referred to in Section 3.6(8), any order of any court or Governmental Authority or regulatory body or any Applicable Law of any jurisdiction in which the Business is carried on.

(2)     Government Assistance. Schedule 3.8(2) describes all agreements, loans, other funding arrangements and assistance programs (collectively, "Government Assistance Programs") which are outstanding in favour of the Corporation from any federal, provincial, municipal or other Governmental Authority. Complete and correct copies of all documents relating to the Government Assistance Programs have been delivered to the Purchaser. The Corporation has performed all of its obligations under the Government Assistance Programs, and no basis exists for any Governmental Authority to seek payment or repayment by the Corporation of any amount or benefit received by it under any Government Assistance Programs.

(3)     Compliance with Laws. The Corporation in carrying on the Business is not in violation of any Applicable Law, including laws relating to its operations, products, manufacturing processes, advertising, sales or employment practices, wages and hours, product safety or civil rights.

(4)     Litigation. There are no actions, applications, complaints, claims, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Corporation or any Vendor) pending or, to the best of the Henry's knowledge, threatened, by or against or affecting the Corporation, at law or in equity, or before or by any court or other Governmental Authority, domestic or foreign, nor are there grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success. Without restricting the generality of the foregoing, no significant product liability claims have been asserted or made, and continue to be outstanding, against the Corporation alleging any defect in the design, manufacture or materials of any of the products of the Business.

(5)     Full Disclosure. The representations and warranties of the Vendors contained in this Agreement and in any certificate or other material delivered under this Agreement are accurate and complete, do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein or therein not misleading. Without restricting the generality of the foregoing, there are no facts known to the Vendors which should be disclosed to the Purchaser in order to make any of the representations and warranties contained in this Agreement not misleading or which may have a materially adverse affect on the Business or its operations, and no facts are known to the Vendors which may materially adversely affect the Business or would operate to prevent the Purchaser from using the assets of the Business to operate the Business in the manner in which the Corporation has operated the Business prior to the date of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

            The Purchaser represents and warrants to the Vendors as stated below and acknowledges that the Vendors are relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Purchase.

Section 4.1 Status.

            The Purchaser is a subsisting corporation in Good Standing under the laws of British Columbia and has full corporate power and authority to execute and deliver this Agreement and to consummate the Purchase.

Section 4.2 Due Authorization.

            The execution and delivery of this Agreement and the consummation of the Purchase have been duly and validly authorized by the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the Purchase.

Section 4.3 Enforceability.

            This Agreement has been duly and validly executed and delivered by the Purchaser and is a valid and legally binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to general principles of equity.

ARTICLE 5
CONDITIONS

Section 5.1 Purchaser's Conditions.

            The obligations of the Purchaser under this Agreement are subject to the conditions set out in this Section 5.1, which are for the exclusive benefit of the Purchaser and all or any of which may be waived, in whole or in part, by the Purchaser in its sole discretion by Notice given to the Vendors' Counsel. Each Vendor shall take all actions, steps and proceedings as are reasonably within its control to cause each of such conditions to be fulfilled or performed at or before the time specified for closing.

(1)     Truth of Representation and Warranties. All representations and warranties of the Vendors contained in this Agreement shall be true and correct as of the Closing Date.

(2)     Performance of Obligations. Each Vendor shall have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date, including delivery of all documents, instruments and other items specified elsewhere in this Agreement.

(3)     Certificates. The Vendors shall have delivered the following:

(a)     a certificate of status for the Corporation issued by the appropriate Governmental Authority in its jurisdiction of incorporation; and

(b)     a certified copy of: (i) the constating documents of the Corporation; and (ii) all resolutions of directors of the Corporation approving the entering into of this Agreement and the completion of the Purchase.

(4)     Completion of Due Diligence. The Purchaser shall have completed its due diligence investigations of the Corporation to the Purchaser's satisfaction.

(5)     Adverse Proceedings. No action or proceeding shall be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Purchase or which could prevent or impair the operation of the Business after the Closing Date in substantially the same manner as it was operated before the Closing Date.

(6)     Absence of Changes. No damage to or destruction of a material part of the property or assets of the Corporation shall have occurred and no change shall have occurred in the operations, condition, affairs or prospects of the Business, financial or other, including any change arising as a result of a change in Applicable Law or the revocation of any Licence, other than changes in the Ordinary Course of Business which, in the reasonable business judgment of the Purchaser, are not expected to be materially adverse to the Corporation or the Business.

(7)     Releases and Resignations. On the Closing Date each of Evelyn, Edward and Paula Anna Reisner shall (i) deliver resignations as officers, directors and employees of the Corporation which shall be effective on the Closing Date and (ii) deliver releases of the Corporation which shall be effective one year following the Closing Date. On the Closing Date Henry shall deliver a release of the Corporation which shall be effective on the later of the date which is one year following the Closing Date and the date on which all outstanding amounts owing by the Purchaser under the Promissory Note are paid. Such releases will be held by the Purchaser until such times.

(8)     Corporate Action. All appropriate action of the directors, shareholders and officers of the Corporation shall have been taken and all requisite consents and approvals shall have been obtained to transfer the Purchased Shares to the Purchaser.

(9)     Approvals, Consents, etc. All Consents shall have been received and shall be absolute or on terms reasonably acceptable to the Purchaser.

(10)     Closing Documentation. The Purchaser shall have received from the Vendors and, where applicable, the Corporation, the following closing documentation:

(a)     confirmation of the Repayment of the Shareholder' Loan referred to in Section 3.2(7);

(b)     the certificates referred to in Section 5.1(3);

(c)     the resignations and releases referred to in Section 5.1(7);

(d)     the Consents referred to in Section 5.1(9);

(e)     an executed version of the Promissory Note;

(f)     share certificates representing the Purchased Shares issued in the name of the respective Vendors, duly endorsed for transfer to the Purchaser;

(g)     all such instruments of transfer, duly executed, which in the opinion of the Purchaser acting reasonably are necessary to effect and evidence the transfer of the Purchased Shares to the Purchaser free and clear of all Encumbrances;

(h)     share certificates registered in the name of the Purchaser, duly signed, representing the Purchased Shares;

(i)     a certified copy of the central securities register showing the Purchaser as the registered owner of the Purchased Shares; and

(j)     any other closing documentation as may reasonably be required by the Purchaser.

Section 5.2 Vendors' Conditions.

            The obligations of the Vendors under this Agreement are subject to the conditions set out in this Section 5.2 which are for the exclusive benefit of the Vendors and all or any of which may be waived, in whole or in part, by the Vendors in its sole discretion by Notice given to the Purchaser. The Purchaser shall take all actions, steps and proceedings as are reasonably within its control to cause each of such conditions to be performed at or before the time specified for closing.

(1)     Truth of Representation and Warranties. All representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the Closing Date.

(2)     Performance of Obligations. The Purchaser shall have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date.

(3)     Adverse Proceedings. No action or proceeding shall be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Purchase or which could prevent or impair the operation of the Business after the Closing Date in substantially the same manner as it was operated before the Closing Date.

(4)     Purchase Price. The Closing Payment of the Purchase Price shall have been paid in accordance with Section 2.3.

(5)     Closing Documentation. The Vendors shall have received from the Purchaser the following closing documentation:

(a)     the Closing Payment;

(b)     the executed Promissory Note;

(c)     the New Guarantee; and

(d)     any other closing documentation reasonably required by the Vendors.

ARTICLE 6
CLOSING

Section 6.1 Closing.

            The completion of the Purchase shall take place at 10:00 a.m. on the Closing Date at the offices of McMillan LLP, Royal Centre, located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, or by electronic exchange of documents.

Section 6.2 Closing Procedures

            Subject to the satisfaction or waiver by the relevant Party of the conditions of closing set forth in Article 5, at the completion of the Purchase, the Vendors shall deliver to the Purchaser a certificate or certificates representing the Purchased Shares duly endorsed for transfer and the Purchaser shall pay the Closing Payment portion of the Purchase Price in accordance with Section 2.3.

ARTICLE 7
POST-CLOSING COVENANTS

Section 7.1 Non-Competition.

            Except as is required in the normal course of the employment with the Corporation, each of the Vendors hereby covenants and agrees that during the Restricted Period, such Vendor shall not, for whatever reason and with or without cause, either individually or in conjunction with any Person, directly or indirectly, whether as owner, shareholder, director, employee, consultant, independent contractor or in any other capacity whatsoever, of another Person:

(a)     compete with, or engage or be engaged, concerned or interested in or advise, lend money to, guarantee the debts or obligations of or permit their name to be used or employed by any Person engaged in any aspect of supplying products or services competitive with, the type of products and services provided by the Corporation or its subsidiaries during the Restricted Period, as such products and services relate to the development, design, sale, service and support of electric vehicles, anywhere in North America (the "Restricted Business");

(b)     without the prior written consent of the Corporation, not to be unreasonably withheld, accept employment or a retainer with any Person that is an existing or prospective customer or client of the Corporation in respect of the Restricted Business;

(c)     solicit any of the other employees or consultants of the Corporation to leave the employ of the Corporation to join any business or undertaking operated by any such Person;

(d)     solicit any business which is the same or similar to the Restricted Business being conducted by the Corporation, from any Person that is an existing or prospective customer or client of the Corporation; or

(e)     take or make use of copies of client lists of the Corporation for any purpose whatsoever.

Section 7.2 Reasonability of Non-Competition Covenant.

            The Vendors acknowledge and agree that:

(a)     the Vendors will benefit greatly from the sale of the Purchased Shares to the Purchaser by the Vendors;

(b)     because the Purchase Price paid for the Business is substantially based upon a multiple of the revenue of the Business, it is vital that the Corporation have the exclusive right to carry on and expand its Business and this will not be possible if the Vendors act in breach of this Agreement;

(c)     all of the restrictions contained herein are reasonable and valid, and all defences to the strict enforcement thereof by the Purchaser are hereby waived by each of the Vendors; and

(d)     the remedy at law for any breach by a Vendor of the provisions hereof may be inadequate and that in the event of such breach the Purchaser shall be entitled to make an application to the appropriate court granting the Purchaser temporary or permanent injunctive relief against the Vendor in breach of this Article, without the necessity of proving actual damage to the Corporation.

Section 7.3 Henry's right to manage the Corporation.

            The Parties hereby acknowledge and agree that, until all amounts under the Promissory Note are fully paid, Henry, as a director and officer of the Corporation, will have the right at all times, working with the Purchaser's management, to manage the day-to-day operations and Business decisions associated with the Corporation and any of its then employees, suppliers and customers.

ARTICLE 8
SURVIVAL

Section 8.1 Survival.

            All provisions contained in this Agreement and in any other agreement, certificate or instrument executed and delivered hereunder, other than the conditions in Article 5, shall not merge on the closing of the Purchase but shall survive the execution, delivery and performance of this Agreement, the closing of the Purchase and the execution and delivery of any transfer documents or other documents of title to the Purchased Shares and all other agreements, certificates and instruments executed and delivered hereunder and the payment of the consideration for the Purchased Shares. The representations and warranties contained in this Agreement will survive the closing of the Purchase and continue in full force and effect until the General Expiry Date. Unless a Notice of a claim has been given on or before the General Expiry Date, each of the Vendors shall be released on such date from all obligations in respect of any particular representation and warranty contained in this Agreement.

ARTICLE 9
ARBITRATION

Section 9.1 Duty to Submit to Arbitration.

            Subject to Section 9.5, all disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship therewith or derived therefrom, shall be referred to and finally resolved by arbitration administered under the rules of the British Columbia International Commercial Arbitration Centre.

Section 9.2 Appointing Authority.

            The appointing authority shall be the British Columbia International Commercial Arbitration Centre.

Section 9.3 Governing Rules.

            The case shall be administered by the British Columbia International Commercial Arbitration Centre pursuant to the Arbitration Act (British Columbia).

Section 9.4 Place of Arbitration.

            The place of arbitration shall be Vancouver, British Columbia, Canada.

Section 9.5 Circumstances Arbitration Does Not Apply.

            Section 9.1 does not apply to (i) Third Party Claims which will be resolved in the manner set forth in Article 8, or (ii) remedies for injunction or specific performance to enforce obligations under this Agreement for which damages are not an adequate remedy.

ARTICLE 10
MISCELLANEOUS

Section 10.1 Further Assurances.

            Each Party shall from time to time promptly execute and deliver all further documents and take all further action reasonably necessary or desirable to give effect to the provisions and purpose of this Agreement and to complete the Purchase, whether before or after the Closing Date.

Section 10.2 Notices.

            Unless otherwise specified, each Notice to a Party must be given in writing and delivered personally or by courier, sent by prepaid registered mail or transmitted by fax to the Party as follows:

            If to the Vendors, to each Vendor at the address set out on the first page of this Agreement and to the contact particulars as otherwise set out in Schedule A hereto.

With a copy to the Vendors' Counsel at:

Name:             Cassels Brock & Blackwell LLP
Address:          HSBC Building, 885 West Georgia Street, Suite 2200, Vancouver, British Columbia, Canada, V6C 3E8
Attention:        Sam Cole
Email:              scole@casselsbrock.com
Fax No:           (604) 691-6120;

If to the Purchaser:

Name:             Electrameccanica Vehicles Corp.
Address:          102 East 1st Avenue, Vancouver, British Columbia, Canada,
V5T 1A4
Attention:        Jerry Kroll, President and CEO
Email:              jerrykroll@me.com; and

With a copy to the Purchaser's counsel:

Name:             McMillan LLP
Address:          Royal Centre, 1055 West Georgia Street, Suite 1500,
P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7
Attention:        Thomas J. Deutsch
Email:              thomas.deutsch@mcmillan.ca
Fax No:            (604) 893-2679;

or to any other address, fax number or Person that the Party designates. Any Notice, if delivered personally or by courier, will be deemed to have been given when actually received, if transmitted by fax before 2:00 p.m. on a Business Day, will be deemed to have been given on that Business Day, and if transmitted by fax after 2:00 p.m. on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

Section 10.3 Time.

            For every provision of this Agreement, time is of the essence.

Section 10.4 Governing Law.

            This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia. Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia in Vancouver, British Columbia.

Section 10.5 Entire Agreement.

            This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and supersedes all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, and including, without limitation, the Underlying Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein. The Parties are not relying on any other information, discussion or understanding in entering into this Agreement and completing the Purchase.

Section 10.6 Amendment.

            No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a party to this Agreement at the time of the amendment, supplement, restatement or termination.

Section 10.7 Waiver.

            No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the Parties to this Agreement entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.

Section 10.8 Severability.

            If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a)     the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)     the legality, validity or enforceability of that provision in any other jurisdiction.

Section 10.9 Remedies Cumulative.

            The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

Section 10.10 Assignment and Enurement.

            Except as expressly provided in this Agreement, no Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties. Notwithstanding the foregoing, the Purchaser may assign its rights and obligations under this Agreement to a wholly-owned Subsidiary prior to the closing of the Purchase. This Agreement enures to the benefit of and binds the Parties and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

Section 10.11 Counterparts.

            This Agreement may be executed in any number of counterparts, facsimile or otherwise, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

            IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ELECTRA MECCANICA VEHICLES CORP.

By:       /s/ Jerry Kroll
Name:  Jerry Kroll
Title:    President and CEO

[The rest of this page left intentionally blank. The Vendors' signature page follows.]

Signed, Sealed and Delivered by
HENRY R. REISNER in the presence of:

__________________________________
Witness (Signature)

__________________________________
Name (please print)

__________________________________
Address

__________________________________
City, Province

) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Henry R. Reisner HENRY R. REISNER

Signed, Sealed and Delivered by
EDWARD ANDREW REISNER in the presence of:

__________________________________
Witness (Signature)

__________________________________
Name (please print)

__________________________________
Address

__________________________________
City, Province

) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Edward Andrew Reisner EDWARD ANDREW REISNER

Signed, Sealed and Delivered by
EVELYN DOROTHY REISNER in the presence of:

__________________________________
Witness (Signature)

__________________________________
Name (please print)

__________________________________
Address

__________________________________
City, Province

) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Evelyn Dorothy Reisner EVELYN DOROTHY REISNER

__________

Schedule 1.1(3)

Annual Financial Statements

            Refer to the Audited Financial Statements of the Corporation attached hereto.

__________

Intermeccanica International Inc.

Financial Statements

Years Ended March 31, 2017 and 2016

Expressed in Canadian Dollars

INDEPENDENT AUDITOR'S REPORT

To the Directors of Intermeccanica International Inc.

We have audited the accompanying financial statements of Intermeccanica International Inc. which comprise the statement of financial position as at March 31, 2017 and 2016, and the statements of comprehensive income (loss), shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Intermeccanica International Inc. as at March 31, 2017 and 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
October XX, 2017

Intermeccanica International Inc.
Statements of Financial Position
(Expressed in Canadian dollars)

	Note	March 31, 2017	March 31, 2016

ASSETS
Current assets
Cash		$ 72,846	$ 19,986
Receivables		109,918	68,288
Inventory	4	422,670	355,873
Taxes recoverable	5	8,216	8,216
Prepaid expenses and deposits		16,952	16,606

		630,602	468,969

Non-current assets
Plant and equipment	6	38,394	51,853

TOTAL ASSETS		$ 668,996	$ 520,822

LIABILITIES
Current liabilities
Bank indebtedness	7	$ -	$ 159,637
Trade payables and accrued liabilities	8	80,103	84,241
Customer deposits		317,928	276,188
Income taxes payable		17,251	-
Current portion of long-term debt	9	4,153	4,153

		419,414	524,219

Non-Current liabilities
Long-term debt	9	9,344	13,498
Shareholder loans	14	167,512	83,324

TOTAL LIABILITIES		596,291	621,041

EQUITY
Share capital	13	100	100
Retained earnings (deficit)		72,605	(100,319)

TOTAL EQUITY		72,705	(100,219)

TOTAL LIABILITIES AND EQUITY		$ 668,996	$ 520,822

Commitments (Note 10)
Subsequent events (Note 16)

On behalf of the Board of Directors.
___________________________ Director	___________________________ Director

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

		Year ended
	Note	March 31, 2017	March 31, 2016

Revenue	11	$ 1,262,657	$ 1,001,549
Cost of sales		700,000	681,399

Gross profit		562,657	320,150

Operating expenses
Advertising and promotion		20,038	24,747
Amortization of equipment		13,459	10,925
Bad debts		1,511	1,262
Bank charges & interest		9,998	12,526
Computer expenses		1,044	1,363
Insurance		15,394	13,522
Office expenses		5,655	4,156
Professional fees		8,059	8,799
Rent, property taxes and licenses		77,727	76,384
Research and development expenses		-	38,585
Salaries and benefits		145,976	127,687
Shop supplies		27,752	21,678
Telephone and utilities		24,015	23,252
Travel		21,855	11,924

		372,482	376,810
Profit (loss) before tax		190,175	(56,660)
Provision for income tax	12	17,251	(1,500)

Net and comprehensive income (loss)		$ 172,923	$ (55,160)

Income (loss) per share		$ 190	$ (61)

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Statements of Changes in Equity
(Expressed in Canadian dollars)

						Retained
		Common shares/U>		Preferred shares		Earnings
	Note	Number	Amount	Number	Amount	(Deficit)	Total

Balance at March 31, 2015	13	910	$ 9	9,100	$ 91	$ (45,159)	$ (45,059)
Comprehensive loss for the year		-	-	-	-	(55,160)	(56,160)

Balance at March 31, 2016	13	910	9	9,100	91	(100,319)	(100,219)
Comprehensive income for the year						172,923	172,923

Balance at March 31, 2017	13	910	$ 9	9,100	$ 91	$ 72,605	$ 72,705

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended

	March 31, 2017	March 31, 2016

Operating activities
Income (loss) for the year	$ 172,923	$ (55,160)
Adjustments for:
Amortization	13,459	10,925
Changes in non-cash working capital items:
Receivables	(41,630)	16,517
Inventory	(66,797)	43,750
Prepaid expenses and deposits	(346)	5,459
Trades payable and accrued liabilities	(4,138)	(64,348)
Customer deposits	41,740	63,866
Income taxes payable	17,251	-

Net cash flows used in operating activities	132,463	21,009

Investing activities
Expenditures on plant and equipment	-	(24,280)

Net cash flows used in investing activities	-	(24,280)

Financing activities
Payment of bank indebtedness	(159,637)	(13,963)
Proceeds from (repayment of) loan	(4,154)	17,651
Proceeds from (repayment of) shareholder loans	84,188	(10,925)

Net cash flows used in financing activities	(79,603)	(7,237)

Increase (decrease) in cash	52,860	(10,508)

Cash, beginning	19,986	30,494
Cash, ending	$ 72,846	$ 19,986

The accompanying notes are an integral part of these financial statements

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

1.        Nature and continuance of operations

Intermeccanica International Inc. (the "Company") was incorporated on October 23, 1981, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of custom built vehicles and provision of related services.

The head office and principal address of the Company are located at 49 Braid Street, New Westminster, British Columbia, Canada, V3L 5N7.

2.         Significant accounting policies and basis of preparation

The financial statements were authorized for issue on October XX, 2017 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation. There was no effect on reported earnings.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability and measurement of receivables and inventory, fair value measurements for financial instruments, and the recoverability and measurement of deferred tax assets.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies.

The most significant judgments in applying the Company's financial statements include:

-     recoverability and measurement of receivables and inventory

-     the classification of financial instruments; and

-     the calculation of income taxes requires judgement in interpreting tax rules and regulations.

Inventory

Inventory consists of work in progress under fixed price contracts, parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

2.         Significant accounting policies and basis of preparation (cont'd)

Income (loss) per share

Income (loss) per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported loss attributable to owners of the Company.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. The Company has no financial instruments classified as fair value through profit or loss, held-to-maturity, or available for sale.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Cash and accounts receivable are classified as loans and receivables.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company's non-derivative financial liabilities consist of trade payables, customer deposits, long-term debt and shareholder loans.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. Any impairment is recorded in profit or loss. No impairment was required on the Company's financial instruments.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company's assets (which include plant and equipment and inventory) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

2.         Significant accounting policies and basis of preparation (cont'd)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Plant and Equipment

Plant and equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:
Class of plant and equipment	Amortization rate
Computers	55%
Vehicles	30%
Office equipment	20%
Shop equipment	20%

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

2.         Significant accounting policies and basis of preparation (cont'd)

Warranty allowance

The Company recognizes its commitment under product warranties by charging to expense an amount based on the prior years' experience to maintain an allowance based on the last two years' vehicle sales.

Revenue recognition

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales:

Sales of parts are recognized when the Company has transferred significant risks and rewards of ownership to the customer which generally occurs upon shipment.

Services, repairs and support services:

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of vehicles:

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion of the project. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as work in progress. Amounts billed in excess of work performed is recorded as deferred revenue.

3.         Accounting standards issued but not yet effective

New standard IFRS 9 "Financial Instruments"

This new standard is a partial replacement of IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

New standard IFRS 15 "Revenue from Contracts with Customers"

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

3.         Accounting standards issued but not yet effective (cont'd)

New standard IFRS 16 "Leases"

This new standard replaces IAS 17 "Leases" and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted these new standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

4.         Inventory

	March 31, 2017	March 31, 2016

Work in process	$ 228,834	$ 200,449
Parts	193,836	155,424

	$ 422,670	$ 355,873

5.         Taxes recoverable

	March 31, 2017	March 31, 2016

Investment tax credit receivable	$ 6,716	$ 6,716
Tax receivable	1,500	1,500

	$ 8,216	$ 8,216

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

6.         Plant and equipment

	Equipment	Computers	Tooling	Vehicles	Leasehold Improvement	Total

Cost:
At March 31, 2015	$ 104,571	$ 4,766	$ 67,806	$ 51,075	$ 62,701	$ 290,919
Additions	-	-	3,515	20,765	-	24,280

At March 31, 2016	104,571	4,766	71,321	71,840	62,701	315,199
Additions	-	-	-	-	-	-

At March 31, 2017	104,571	4,766	71,321	71,840	62,701	315,199

Amortization:
At March 31, 2015	91,136	3,097	59,576	35,911	62,701	252,421
Charge for the year	1,344	918	999	7,664	-	10,925

At March 31, 2016	92,480	4,015	60,575	43,575	62,701	263,346
Charge for the year	2,149	413	1,950	8,947	-	13,459

At March 31, 2017	94,629	4,428	62,525	52,522	62,701	276,805

Net book value:
At March 31, 2016	$ 12,091	$ 751	$ 10,747	$ 28,265	$ -	$ 51,853

At March 31, 2017	$ 9,942	$ 338	$ 8,796	$ 19,318	$ -	$ 38,394

7.         Bank Indebtedness

The Company, the President & Director, and his wife have a joint business line of credit with Bank of Montreal (BMO) with a limit of $200,000 that is payable on demand, bears interest at BMO's personal line of credit base rate plus 1.5% and is secured by a general security agreement, a specific charge over a vehicle, and a charge over the personal home of the President & Director and his wife. Bank indebtedness consists of:

	March 31, 2017	March 31, 2016

Line of credit	$ -	$ 159,637

8.         Trade payables and accrued liabilities

	March 31, 2017	March 31, 2016

Trade payables	$ 23,717	$ 34,154
Wages and salaries payable	35,387	25,978
Sales taxes payable	8,466	4,909
Accrued liabilities	12,533	19,200

	$ 80,103	$ 84,241

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

9.         Long-term debt

On June 2, 2015, the Company entered into a long-term loan for a principal amount up to $20,785. The loan is repayable at $346 per month beginning July 2, 2015, is non-interest bearing, unsecured and is due on or before June 2, 2020. The Company determined that the fair value of the loan was not significantly different from its face value. During the year ended March 31, 2017, the Company repaid $4,153.

	March 31, 2017	March 31, 2016

Loan	$ 13,497	$ 18,101
Current portion of loan	(4,153)	(4,153)

	$ 9,344	$ 13,948

10.       Commitments

Lease obligations relate to the Company's rent of office space and warehouse space. The term of the leases expire on November 1, 2020 and July 1, 2020 with the Company holding an option to renew for a further five years for the office space.

As at March 31, 2017, future payments required under non-cancellable operating leases contracted for but not capitalized in the financial statements are as follows:

	March 31, 2017	March 31, 2016

Payable not later than one year	$ 294,548	$ 220,696
Payable later than one year and not later than five years	601,293	595,194
Payable later than five years	126,340	426,986

	$ 1,022,181	$ 1,242,876

11.       Revenue

During the year ended March 31, 2017, the company recognized $787,266 (2016 - $789,824) as revenue from fixed-fee contracts. Contract revenue is determined by percentage of completion. The percentage is determined based on the amount of costs incurred relative to the total costs expected for a given contract.

For contracts in progress at:

	March 31, 2017	March 31, 2016

Aggregate amount of costs incurred	$ 160,183	$ 140,315
Aggregate amount of profits recognized	68,650	60,135
Amounts billed in excess of work performed	192,958	213,557
Revenue recognized in excess of amounts billed	228,834	200,449

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

12.       Income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	March 31, 2017	March 31, 2016

Net income (loss) before taxes	$ 190,175	$ (56,660)
Statutory tax rate	13%	13%
Expected income tax liability (recovery) at the statutory tax rate	24,723	(7,366)
Non-deductible items and other	4,642	2,317
Temporary differences not recognized	(12,114)	3,549

Income tax expense	$ 17,251	$ (1,500)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	March 31, 2017	March 31, 2016

Non-capital loss carry-forwards	$ -	$ 10,696

13.       Share capital

Authorized share capital

10,000 common shares without par value.

10,000 preferred shares with a par value of $0.01 each

Issued share capital

At March 31, 2017 and March 31, 2016 there were 910 common shares with a value of $9 and 9,100 preferred shares with a value of $91, redeemable at a price of $49.50 per share, issued and outstanding.

14.       Related party transactions

Related party balances

The following amounts are due to related parties

	March 31, 2017	March 31, 2016

Shareholder loans	$ 167,512	$ 83,824

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Economic dependence

During the year ended March 31, 2017 the Company recognized revenue of $368,712 (2016 - $102,902 from ElectraMeccanica Vehicles Corp., a company with senior management in common.

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

Key management personnel compensation

Key management personnel compensation consisting of salaries and benefits for the year ended March 31, 2017 was $48,000 (2016 - $48,000).

15.       Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its accounts receivable. It is the opinion of management that these accounts do not represent a significant credit risk.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company monitors its cash balances and cash flows generated from operations to meet its requirements. As at March 31, 2017 and 2016 the most significant financial liabilities are bank indebtedness and accounts payable. Management is of the opinion that the Company has sufficient cash resources to meet its liabilities when due.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it has sales and purchases denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	March 31, 2017	March 31, 2016

Cash	$ 34,578	$ 2,213
Trade receivables	1,856	46,000
Trade payables	(10,803)	(14,320)

	$ 25,631	$ 33,893

Based on the above net exposures, as at March 31, 2017, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company's net loss by $3,409 (2016 - $4,406.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on the operating line of credit which bears interest at a floating rate based on BMO's personal line of credit base rate plus 1.5%. A 1% change in market interest rates would have an impact on the Company's net loss of $729 for the year ended March 31, 2017 (2016 - $200)

Intermeccanica International Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended March 31, 2017 and 2016

15.       Financial instruments and financial risk management (cont'd)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2017	March 31, 2016

Loans and receivables:
Cash	$ 72,846	$ 19,986
Trade receivables	109,918	68,288
Taxes recoverable	8,216	8,216

	$ 190,980	$ 96,490

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2017	March 31, 2016

Non-derivative financial liabilities:
Bank indebtedness	$ -	$ 159,637
Trade payable and accrued liabilities	80,103	84,241
Customer deposits	317,928	276,188
Long-term debt	13,497	17,651
Shareholder loans	167,512	83,324

	$ 579,040	$ 621,041

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

Capital management

The company's policy is to maintain an adequate capital base so as to safeguard the company's ability to maintain its business and sustain future development of the business. The capital structure of the company consists of equity and debt obligations, net of cash. There were no changes in the Company's approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

16.       SUBSEQUENT EVENTS

[EMV SPA and acquisition to be disclosed]

Schedule 1.1(49)

Guarantees, Warranties and Discounts

            The following is a listing of all Guarantees, Warranties and Discounts of the Corporation:

            There are none.

__________

Schedule 3.4(11)

Non-Arm's Length Matters

            The following is a listing of all Non-Arm's Length Matters of the Corporation:

            There are none.

__________

Schedule 3.4(13)

Insurance

            The following is a listing of all Insurance policies of the Corporation:

    Commercial Insurance: Particulars: Lloyd's; a c & d Insurance Services Ltd.; 39 Braid Street, New Westminster, B.C., Canada; November 13, 2016 to November 13, 2017; Policy No. ACD11390;

    Garage Vehicle Certificate: Particulars: ICBC; 39 Braid Street, New Westminster, B.C., Canada; April 1, 2017 to March 31, 2018; Policy No. 119800; and

    ICBC registered/insured vehicles: Particulars: License Plate Nos. 352FLF, 962LDS, BD724W, AL729R and MA0508.

__________

Schedule 3.5(3)(a)

Leased Premises

            The following is listing of all Leased Premises of the Corporation with the Leases attached hereto:

    New Westminster: 47 Braid Street, New Westminster, B.C., Canada, V3L 5N7; and

    Vancouver: 102 East 1st Avenue, Vancouver, B.C., Canada, V5T 1E4.

__________

Schedule 3.5(6)

Intellectual Property

            The following is a listing of all Intellectual Property of the Corporation:

1.       Owned Intellectual Property:

            There is none.

2.       Registration Particulars:

            None.

3.       Agreements granting rights to Intellectual Property:

            There are none.

4.       Restrictions on ability of Corporation to use or exploit all Intellectual Property:

            There are none.

__________

Schedule 3.6(6)

Contracts

            The following is a listing of all Material Contracts of the Corporation:

    Lease Agreement: for 47 Braid Street, New Westminster, British Columbia,, Canada, V3L 5N7;

    Lease Agreement: for 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1E4; and

    Underlying Agreement: among Electrameccanica Vehicles Corp., Intermeccanica International Inc. and Henry Reisner; which is being superseded by this Agreement.

__________

Schedule 3.6(7)

Licences

            The following is a listing of all of the Licenses of the Corporation:

            Business license.

__________

Schedule 3.6(8)

Consents and Regulatory Approvals

            The following is a listing of all of the Consents and Regulatory Approvals required for the Purchase of the Corporation:

            There are none required.

__________

Schedule 3.7(1)

Employees

            The following is a listing of all of the Employees of the Corporation:

Employee Name	Remuneration/Period	Termination/Notice	Benefits
Robert Bartkovsky	$17.00/hour	B.C. employment standards	Plan
Ali Dabbagh	$22.00/hour	B.C. employment standards	Plan
Herman Lee	$22.00/hour	B.C. employment standards	Plan
Jay Noh	$18.00/hour	B.C. employment standards	Plan
Henry Reisner	$3,500.00/month	B.C. employment standards	Plan
Holly Reisner	$1,300.00/month	B.C. employment standards	Plan
Paula Reisner	$500.00/month	B.C. employment standards	Plan
Kevin Relkoff	$4,335.00/month	B.C. employment standards	Plan
Robert Ruskey	$4,335.00/month	B.C. employment standards	Plan
Johnrey Sugue	$16.00/hour	B.C. employment standards	Plan
Benedict Suratos	$18.00/hour	B.C. employment standards	Plan
Simeon Veldstra	$18.00/hour	B.C. employment standards	Plan

__________

Schedule 3.7(5)(a)

Employee Plans and Benefits

            The following is a listing and description of all Employee Plans and Benefits of the Corporation:

The employees of the Corporation are covered under a Chambers of Commerce Group Insurance Plan (the "Plan"). In order to meet the conditions of the Plan and to keep the benefit non-taxable to the employees, the Corporation pays the entire Plan invoice each month and is responsible for paying 50% of the total Plan invoice. Of the remaining 50%, the employee pays 100% of their premiums for their total Life, Accidental Death & Dismemberment, Long Term Disability and Critical Illness premiums, and a smaller (leftover) percentage of their Extended Health & Dental premiums.

__________

Schedule 3.8(2)

Government Assistance

            The following is a listing of all Government Assistance provided the Corporation:

            There is none.

__________

Schedule A

Vendors and Shareholdings

            The following is a listing of the Vendors and their respective shareholdings within the Corporation:

Name of Shareholder	No. of Common Shares	No. of Preferred Shares	Shareholder Contact Particulars
Henry R. Reisner	901	7,488	2180 Chapman Way, North Vancouver, British Columbia, Canada, V7H 1W1
Edward Andrew Reisner	9	806	969 Aubeneau Crescent, West Vancouver, British Columbia, Canada, V7T 1T4
Evelyn Dorothy Reisner	Nil	806	1023 Ave. C North, Saskatoon, Saskatchewan, Canada, S7K 1L1
Totals:	910	9,100

            The following is a description of the Purchase Price Flow of Funds as hereby directed by the Vendors to the Company pursuant to which each of the Initial Payment (of $300,000 - already made), the pending Closing Payment (of $700,000 subject to any Line Cap Adjustment) and the pending Promissory Note ($1,500,000 to Henry only) will be made and issued:

(a)       Purchase of the Preferred Shares. It is acknowledged and agreed that the first $449,999.98 of Purchase Price will be applied toward the purchase of the Vendor's respective Preferred Shares in the following denominations and manner:

(i)       Henry: for the purchase of his 7,488 Preferred Shares - $370,285.70; of which:

(A)       the Initial Payment of $300,000.00 has already been received by Henry prior the Closing Date and of which $100,000 of the Initial Payment will represent the Repayment of the Shareholder's Loan to Henry by the Corporation at the Closing Date; and

(B)       the balance of $70,285.70 will be paid from the adjusted Closing Payment on the Closing Date;

(ii)       Edward: for the purchase of his 806 Preferred Shares - $39,857.14; which will be paid from the adjusted Closing Payment on the Closing Date; and

(iii)       Evelyn: for the purchase of her 806 Preferred Shares - $39,857.14; which will be paid from the adjusted Closing Payment on the Closing Date; and

(b)       Purchase of the Common Shares. It is acknowledged and agreed that the balance of Purchase Price will then be applied toward the purchase of the Vendor's respective Common Shares in the following denominations and manner:

(i)       Edward: for the purchase of his 9 Common Shares - $20,274.72; which will be paid from the adjusted Closing Payment on the Closing Date; and

(ii)       Henry: for the purchase of his 901 Common Shares - $2,029,725.30; of which:

(A)       up to $529,725.30 will be paid from the adjusted Closing Payment on the Closing Date; and;

(B)       the balance of $1,500,000.00 will be paid by the delivery by the Purchaser to Henry of an executed Promissory Note on the Closing Date.

__________

Schedule B

Promissory Note

            Refer to the draft form of Promissory Note attached hereto.

__________

-- End of Share Purchase Agreement --

__________

__________

PROMISSORY NOTE

From:

ELECTRAMECCANICA VEHICLES CORP.

To:

HENRY R. REISNER

And respecting the Purchase of:

INTERMECCANICA INTERNATIONAL INC.

Dated October 18, 2017

Electrameccanica Vehicles Corp.
Unit 102, East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

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PROMISSORY NOTE

$1,500,000                                                                                                                            October 18, 2017

1.          Definitions

          Whenever used in this Note, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows. Unless specifically referenced herein, all capitalized terms used in this Note shall have the meaning ascribed to them by the Share Purchase Agreement.

(a)       "Share Purchase Agreement" means that Share Purchase agreement amongst Electrameccanica, as Purchaser, and Henry R. Reisner, Evelyn Dorothy Reisner and Edward Andrew Reisner, as Vendors.

(b)       "Corporation" means Intermeccanica International Inc.

(c)       "Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the Province of British Columbia are not open for business during normal banking hours.

(d)       "Effective Date" means October 18, 2017.

(e)       "Electrameccanica" means Electrameccanica Vehicles Corp.;

(f)       "Loan" means the balance of the Purchaser Price payable by Electrameccanica to the Vendor (Henry) pursuant to the Share Purchase Agreement, in the aggregate principal amount of $1,500,000 in lawful money of the Canada.

(g)       "Note" means this Note and any instrument amending this Note.

(h)       "Maturity Date" means April 18, 2019.

(i)       "Electrameccanica's Obligations" means all present and future indebtedness, liabilities and other obligations (contingent or otherwise) of Electrameccanica to the Vendors pursuant to this Note wheresoever and howsoever incurred.

(j)       "Parties" mean Electrameccanica and the Vendor, and "Party" means either of them.

(k)       "Person" means any individual, corporation, partnership, trustee or trust or unincorporated association or such person's heirs, executors, administrators or assigns, as the case may be, and pronouns shall have a similar extended meaning.

(l)       "Vendor" means Henry R. Reisner.

2.          Promise to Pay

          For value received, Electrameccanica promises to pay to the Vendor at such other place as the Vendor may direct in writing, the Loan in the manner hereinafter provided, together with interest in the same currency which may from time to time be owing hereunder or pursuant hereto.

3.          Due Debt

          The Loan then outstanding under this Note together with all accrued and outstanding interest, if any, shall be due and payable on the Maturity Date.

4.          Interest

          The Loan outstanding from time to time shall bear interest at the rate of 5% per annum, compounded annually not in advance, both before and after demand, default or judgment, computed from the Effective Date on the basis of the actual number of days elapsed and amortized on a 60 month basis.

5.          Payments on Principal and Interest

          Electrameccanica shall make blended monthly payments on account of principal and interest to the Vendor in the amount of $500,000.00 payable on the last day of the 6th, 12th and 18th month after the Closing Date and the balance of the Loan, together with all accrued and unpaid interest and all other monies owing hereunder, shall become due and payable on the Maturity Date.

          If Electrameccanica fails to make any of the interest payments when due and payable, the unpaid annual interest shall be considered an addition to the Loan and shall accrue interest at the same rate and in the same manner as the Loan until such time as it is paid.

6.          Acceleration on Financing

          If Electrameccanica completes a financing, or series of financings, by way of equity or debt that results in aggregate gross proceeds to Electrameccanica of at least $10,000,000 at any time after the Effective Date and prior to the Maturity Date (a "Financing"), then the remaining unpaid portion of the Loan shall accelerate and be due within the earlier of 30 days of the closing of the Financing and the Maturity Date.

7.          Security

          The obligations of Electrameccanica due and owing to the Vendor pursuant to the terms of this Note shall be secured by a charge over all of the present and after acquired property of the Corporation, including property acquired by the Corporation following the Closing Date. Electrameccanica agrees to use its best efforts to register such security charge in the Province of British Columbia, at its expense, to the reasonable satisfaction of the Vendor.

          In the event the Vendor is required to realize on the security provided herein, on written notice from the Vendor, Electameccanica shall promptly cease all use of any intellectual property of the Corporation, include all use of any trade names or trademarks of the Corporation, the name "Intermeccanica", any derivatives thereof and all logos and art associated with such name, and any references to the establishment of the Corporation in 1959.

8.          Financial Statements

          Upon written request from the Electrameccanica, Electrameccanica will furnish to the Vendor its audited and unaudited financial statements (prepared on an consolidated basis).

9.          Prepayment

          Electrameccanica may prepay the Loan (and any accrued but unpaid interest) at any time, in whole or in part, without penalty or bonus.

10.        Governing Law

          This Note is and will be deemed to be made in the Province of British Columbia and for all purposes be governed exclusively by and construed and enforced in accordance with the laws of the Province of British Columbia and the laws of the Canada applicable therein.

11.        Amendment

          This Note may not be amended except in writing executed by each of the Parties hereto.

12.        Waivers

          Electrameccanica hereby waives presentment for payment, notice of dishonour, protest and notice of payment and all other notices of any kind in connection with the enforcement of this Note.

13.        Counterparts

          This Note may be executed and delivered by facsimile or other electronic means in any number of counterparts. Each executed counterpart and each facsimile or electronically transmitted signature will be deemed to be an original. All executed counterparts taken together will constitute one agreement.

14.        Binding Effect

          Electrameccanica represents and warrants that the execution and delivery by Electrameccanica of this Note are within Electrameccanica's corporate power and authority and have been duly authorized by all necessary corporation actions. This Note will enure to the benefit of and be binding upon the respective legal representatives, successors and permitted assigns of the Parties.

        IN WITNESS WHEREOF Electrameccanica and the Vendors have executed this Note as of the day and year first above written.

ELECTRA MECCANICA VEHICLES CORP.

By:       _______________________________
Name:  Jerry Kroll
Title:    President and CEO

Signed, Sealed and Delivered by
HENRY R. REISNER in the presence of:

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Witness (Signature)

__________________________________
Name (please print)

__________________________________
Address

__________________________________
City, Province

) ) ) ) ) ) ) ) ) ) ) ) )	__________________________________ HENRY R. REISNER

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